UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: September 19, 2022

(Date of earliest event reported)

Medical 21, Inc.

(Exact name of issuer as specified in its charter)

Minnesota

(State or other jurisdiction of

Incorporation or Organization)

15070 23rd Avenue North

Minneapolis, MN 55447

(Full mailing address of principal executive offices)

(952) 221-3104

(Issuer's telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value 0.01 per share

Item 8. Certain Unregistered Sales of Equity Securities.

On September 13, 2022, Medical 21, Inc., a Minnesota corporation (the “Company”), agreed to sell up to an aggregate of 4,444,448 shares of its common stock (the “Shares”) for an aggregate of Twenty Million Dollars ($20,000,000) (the “Investment Commitment”).

The sale of the Shares will be made in (8) tranches (each, a “Tranche” and two or more, the “Tranches”) of a minimum of Two Million Five Hundred Thousand Dollars ($2,500,000) per Tranche (the “Minimum Investment”) consisting of: (i) the initial Tranche which occurred on September 13, 2022; and (ii) seven additional Tranches occurring every ten (10) months after the Initial Tranche. In the event that the purchaser does not invest the Minimum Investment in any Tranche, then the purchaser shall forfeit the right to purchase Shares in such Tranche and all subsequent Tranches.

The Company relied upon an exemption from registration under the federal securities laws provided by Rule 506(c) of Regulation D, as promulgated by the United States Securities and Exchange Commission (the “SEC” or the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act” or the “Act”). Accordingly, only “accredited investors” as defined in Rule 501 of Regulation D that we have verified will be allowed to purchase shares of our common stock in this offering.

Item 9. Other Events.

On September 19, 2022, the Company issued a press release announcing that it has received the Investment Commitment for the sale of the Shares, which press release is furnished herewith as Exhibit 99.1 to this current report on Form 1-U and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

EXHIBIT INDEX

Exhibit No.	Exhibit Title
99.1	Press Release issued by Medical 21, Inc., on September 19, 2022

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDICAL 21, INC.

By:	/s/ Manny Villafaña
President and CEO

Date:  September 19, 2022